UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 09, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI STARTS PROCESS TO REVIEW DIVESTMENT OPTIONS FOR SOUTH AFRICAN ASSETS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
 JSE Bond Company Code: BIANG
("AngloGold Ashanti" or the "Company")

9 May 2019

NEWS RELEASE

AngloGold Ashanti Starts Process to Review Divestment Options for South African Assets

(JOHANNESBURG – PRESS RELEASE) AngloGold Ashanti announced today that it was embarking on a process to review divestment options for its remaining South African assets. This process will consider all ownership options, with a view to maximising the value and future prospects of these assets. This is in line with AngloGold Ashanti's ongoing review of its portfolio and a disciplined approach to allocation of capital and other resources to ensure it generates maximum value for all its stakeholders.

AngloGold Ashanti has dedicated significant time and resources over the past few years to restructure its South African operating portfolio into a more focused business with enhanced operating and financial metrics. The successful completion of the restructuring has resulted in this portfolio comprising a single underground mine, Mponeng, a surface rock dump processing business and a mine waste retreatment operation, Mine Waste Solutions. These assets are now better positioned for the future, with the potential for further enhanced production growth, profitability and free cash generation from the significant remaining ore reserve base of 16.8 million ounces.

Mponeng is ramping up production from the Below 120 Level project, which is expected to give it a lifespan of around eight years, with improved margins from anticipated higher grades within this new mine area. In the medium term (starting in around two years), Mponeng will require additional capital investment to further extend its life and to realise the full potential of this operation.

"We believe that under the right ownership, our South African assets offer a compelling long-term value proposition that may allow for an extension to Mponeng Mine's current life," Chief Executive Officer Kelvin Dushnisky said. "The investment to extend Mponeng's life beyond eight years has very strong competition for capital and other scarce resources from a host of other projects in our portfolio, which at current planning assumptions are more attractive, generating higher returns and quicker payback periods - we have therefore decided to review divestment options for our South African business."

This process is at an early stage and may not ultimately result in any change to the ownership of the South African business. AngloGold Ashanti's priority is to ensure that the process is conducted with the appropriate thoroughness to ensure the best possible outcome for all stakeholders.

Ends

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com

General inquiries media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555 sbrockman@anglogoldashanti.com

Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 09, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance